UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of report (Date of earliest event reported) **April 17, 2003**

KEITHLEY INSTRUMENTS, INC.

(Exact Name of registrant as Specified in Charter)

Ohio	**1-9965**	**34-0794417**
(State or other jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

28775 Aurora Road, Cleveland, Ohio	**44139**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(440) 248-0400**

Item 9. Regulation FD Disclosure.

The following information is being furnished pursuant to Item 9 – Regulation FD Disclosure and Item 12 – Results of Operations and Financial Condition.

On April 17, 2003, Keithley Instruments, Inc. issued a press release reporting its financial results for its second quarter of fiscal year 2003, which ended March 31, 2003. A copy of the release is attached as Exhibit 99.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

KEITHLEY INSTRUMENTS, INC.
(Registrant)

Date: April 17, 2003   /s/ Mark J. Plush

Mark J. Plush
Vice President and Chief Financial Officer

EXHIBIT INDEX

99. Press release dated April 17, 2003

2